Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three months ended
March 31, 2005
Earnings:
Income from continuing operations before income taxes	$331.7
Minority interest in income of consolidated subsidiaries	5.2
Less: Equity earnings	(17.7)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	319.2
Add:
Fixed charges:
Interest accrued, including proportionate share from equity-method investees	166.2
Rental expense representative of interest factor	4.6

Total fixed charges	170.8
Distributed income of equity investees	19.3
Less:
Capitalized interest	(1.1)

Total earnings as adjusted	$508.2

Fixed charges	$170.8

Ratio of earnings to fixed charges	2.98